Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156115

PROSPECTUS SUPPLEMENT NO. 3 TO
PROSPECTUS DATED OCTOBER 16, 2009

ENERJEX RESOURCES, INC.
1,000,000 SHARES OF COMMON STOCK
(par value $0.001 per share)

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This Prospectus Supplement relates to the resale of up to 1,000,000 shares of Common Stock, par value $0.001 per share, of EnerJex Resources, Inc. (“EnerJex”).  These shares may be offered or sold by the selling stockholder identified on page 71 of the Prospectus dated October 16, 2009 (the “Base Prospectus”) in the manner provided in the Base Prospectus.  See “Plan of Distribution” in the Base Prospectus.  EnerJex will not receive any proceeds from such transactions.

See “Risk Factors” on page 9 of the Base Prospectus for certain considerations relevant to an investment in the Common Stock.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

_______________________________________

This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus dated October 16, 2009 (collectively, the “Prospectus”).  EnerJex has agreed to indemnify the selling stockholder against certain liabilities, including liabilities under the Securities Act of 1933.  Capitalized terms used in this Prospectus Supplement and not otherwise defined have the same meanings as in the Prospectus.

The date of this Prospectus Supplement is April 14, 2010.

RECENT DEVELOPMENTS

Attached hereto is a Form 8-K disclosing several material developments to the Company, which was filed on April 8, 2010:

MorMeg “Black Oaks” Amendment

Effective April 1, 2010, the Registrant entered into Amendment No. 6 to the Joint Exploration Agreement with MorMeg, LLC (the “Amendment”).  The Amendment amends certain terms of the Joint Exploration Agreement, dated March 30, 2007, between MorMeg, LLC and the Registrant as follows:

•
The Registrant shall have until August 1, 2010 (the “Additional Capital Deadline”) to contribute $1 million in additional capital toward the development of the Black Oaks Field, as defined in the Joint Exploration Agreement.

•
After the Additional Capital Deadline, the Registrant is required to provide additional $1 million dollar capital contributions every sixty (60) days or upon full deployment of the prior capital contribution, whichever is later, following the Additional Capital Deadline until the Black Oaks development is completed or the parties agree in writing otherwise.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, a copy which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Debenture Amendment

On April 1, 2010, the Registrant and EnerJex Kansas, Inc., a wholly owned subsidiary of the Registrant, entered into a letter agreement (the “Debenture Amendment”) with the holders of certain senior secured debentures dated June 21, 2007 (the “Debentures”). The Debenture Amendment includes the following material changes to the Debentures and the Securities Purchase Agreement, and the Pledge and Security Agreement  and other agreements and documents associated therewith, all dated as of April 11, 2007:

•	The maturity date of Debentures was extended to December 31, 2010; and

•	The provision allowing for the conversion of the debentures into shares of the Registrant’s restricted common stock was removed from the Debentures.

The description of the Debenture Amendment is not a complete description of all terms of the Debenture Amendment and is qualified in its entirety by reference to the Debenture Amendment, which is attached as Exhibit 10.2 hereto and incorporated herein by reference.

Cochennet Employment Agreement

Effective April 1, 2010, C. Stephen Cochennet, the Registrant’s chief executive officer and president, agreed to waive all salary payable to him (approximately $50,000) for the months of April, May and June of 2010. All other terms and provisions of Mr. Cochennet’s employment agreement dated August 1, 2008 remain unchanged.

Resignation of Directors.

Effective April 1, 2010, (i) Daran Dammeyer resigned as a member of the Registrant’s board of directors, chairman of the Registrant’s audit committee and as a member of the Registrant’s governance, compensation and nominating committee, (ii) Robert Wonish resigned as a member of the Registrant’s board of directors, chairman of the Registrant’s governance, compensation and nominating committee and as a member of the Registrant’s audit committee, and (iii) Dr. James Rector resigned as a member of the Registrant’s board of directors and as a member of the Registrant’s governance, compensation and nominating committee. The Registrant is not aware of any disagreement Messrs. Dammeyer, Wonish or Dr. Rector may have with it on any matter relating to the Registrant’s operations, policies or practices.

Appointment of Officer.

On April 1, 2010, the Registrant’s board of directors appointed Mark Haas to serve as chief operating officer for the Registrant.

Mark Haas. Mr. Haas has been the President of Haas Petroleum, LLC, an oil and natural gas operator, since its inception in 1974. He is also the President of Skyy Drilling, LLC, a full service drilling company formed in 2002, and the Managing Director of MorMeg, LLC, an E&P company. From 1970 until 1974, Mr. Haas worked at Haas Oil Company where he learned the fundamentals of Kansas oil production and geology from his father, Mr. John Haas, who was inducted into the Kansas Oil Producers Hall of Fame for his vast contributions to the state’s oil industry and is patriarch of four generations in the oil industry. Haas Oil Company was founded in 1955 by Mark Haas’ father, who continues to be active in the oil industry, consults with Mark on a regular basis.

Since its formation in 1974, Haas Petroleum has grown from being a small producer to becoming one of the top oil producers in the state of Kansas and is licensed to operate in both Kansas and Oklahoma and has recently begun operations in Texas.  Mr. Haas owns four full service drilling rigs and employs a total of 40 full-time employees among his service and producing operations. Mr. Haas serves as the operator of our Greenwood and Woodson counties Joint Development program and has consulted with EnerJex on our other operations since 2007.

Appointment of Directors.

On April 1, 2010, the Registrant’s remaining board members appointed Thomas Kmak, Loren Moll and Mark Haas to fill the vacancies on the board of directors for the Registrant. Messrs. Kmak, Moll and Haas’ terms will continue until the next annual stockholder’s meeting or until their respective successors are duly appointed. There are no arrangements or understandings between any of Messrs. Kmak, Moll or Haas and any other persons pursuant to which they were elected to serve on the Registrant’s board. The board of directors has determined that Messrs. Kmak and Moll will each serve on the Registrant’s audit and governance, compensation and nominating committees. There are no compensatory arrangements with Messrs. Kmak, Moll or Haas at this time.

Thomas Kmak. Since October of 2007, Mr. Kmak has been the CEO of Fiduciary Benchmarks Insights, LLC which provides benchmarking of fees and services for defined contribution plans through advisors/consultants, recordkeepers and other plan service providers. Prior to founding Fiduciary Benchmarks, Tom was CEO of JPMorgan Retirement Plan Services. Tom started that business in 1990 and when he left 18 years later it employed 1,100 people serving 200 large plan sponsors with over 1.5 million participants and over $115 billion in assets. Tom graduated Phi Beta Kappa with Bachelor of Arts degrees in economics and computational mathematics from DePauw University in Greencastle, Indiana.

Loren Moll. Since November 1996, Mr. Moll has been a partner of Caldwell & Moll, L.C., a law firm in Overland Park, Kansas.  Mr. Moll has 24 years of experience in the practice of law. His practice has focused on the representation of small businesses and entrepreneurs concerning a wide array of both everyday and complex legal issues.   In addition to practicing law, since 2003 Mr. Moll has served as a director of Petrol Oil and Gas, Inc., a publicly traded energy development company, where he has also served as President and CEO.  Prior to starting his own law firm, Mr. Moll was an associate attorney at Bryan Cave LLP and partner of Lewis, Rice and Fingersh, L.C.  Mr. Moll graduated from the University of Kansas with a Bachelor of Arts degree and a Juris Doctorate.

Mark Haas. See resume above.

Texas Capital Credit Facility Modification

On July 3, 2008, the Registrant and its subsidiaries entered into a three-year $50 million Senior Secured Credit Facility (the “Credit Facility”) with Texas Capital Bank, N.A.  Borrowings under the Credit Facility are subject to a borrowing base limitation based on the Registrant’s current proved oil and gas reserves and are subject to semi-annual redeterminations and interim adjustments.  The initial borrowing base was set at $10.75 million and was reduced to $7.428 million in November 2008.  The Borrowing Base was most recently reviewed by Texas Capital Bank in January 2010 and it was determined that it should be reduced by $55,000 per month beginning February 2010.

In April 2010, the Registrant negotiated a deferral of the March, April, and May 2010 payments to June, July, and August of 2010; thereby increasing the payments for June, July, and August to $110,000 each. The Credit Facility is secured by a lien on substantially all assets of the Registrant and its subsidiaries. The Credit Facility has a term of three years, and all unpaid principal and interest will be due and payable in full on July 3, 2011.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) April 1, 2010

ENERJEX RESOURCES, INC.
(Name of small business issuer in its charter)

Nevada	000-30234	88-0422242
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

27 Corporate Woods, Suite 350 10975 Grandview Drive Overland Park, KS	66210
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (913) 754-7754

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry Into a Material Definitive Agreement

MorMeg “Black Oaks” Amendment

Effective April 1, 2010, the Registrant entered into Amendment No. 6 to the Joint Exploration Agreement with MorMeg, LLC (the “Amendment”).  The Amendment amends certain terms of the Joint Exploration Agreement, dated March 30, 2007, between MorMeg, LLC and the Registrant as follows:

•
The Registrant shall have until August 1, 2010 (the “Additional Capital Deadline”) to contribute $1 million in additional capital toward the development of the Black Oaks Field, as defined in the Joint Exploration Agreement.

•
After the Additional Capital Deadline, the Registrant is required to provide additional $1 million dollar capital contributions every sixty (60) days or upon full deployment of the prior capital contribution, whichever is later, following the Additional Capital Deadline until the Black Oaks development is completed or the parties agree in writing otherwise.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, a copy which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Debenture Amendment

On April 1, 2010, the Registrant and EnerJex Kansas, Inc., a wholly owned subsidiary of the Registrant, entered into a letter agreement (the “Debenture Amendment”) with the holders of certain senior secured debentures dated June 21, 2007 (the “Debentures”). The Debenture Amendment includes the following material changes to the Debentures and the Securities Purchase Agreement, and the Pledge and Security Agreement  and other agreements and documents associated therewith, all dated as of April 11, 2007:

•	The maturity date of Debentures was extended to December 31, 2010; and

•	The provision allowing for the conversion of the debentures into shares of the Registrant’s restricted common stock was removed from the Debentures.

The description of the Debenture Amendment is not a complete description of all terms of the Debenture Amendment and is qualified in its entirety by reference to the Debenture Amendment, which is attached as Exhibit 10.2 hereto and incorporated herein by reference.

Cochennet Employment Agreement

Effective April 1, 2010, C. Stephen Cochennet, the Registrant’s chief executive officer and president, agreed to waive all salary payable to him (approximately $50,000) for the months of April, May and June of 2010. All other terms and provisions of Mr. Cochennet’s employment agreement dated August 1, 2008 remain unchanged.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(a) Resignation of Directors. Effective April 1, 2010, (i) Daran Dammeyer resigned as a member of the Registrant’s board of directors, chairman of the Registrant’s audit committee and as a member of the Registrant’s governance, compensation and nominating committee, (ii) Robert Wonish resigned as a member of the Registrant’s board of directors, chairman of the Registrant’s governance, compensation and nominating committee and as a member of the Registrant’s audit committee, and (iii) Dr. James Rector resigned as a member of the Registrant’s board of directors and as a member of the Registrant’s governance, compensation and nominating committee. The Registrant is not aware of any disagreement Messrs. Dammeyer, Wonish or Dr. Rector may have with it on any matter relating to the Registrant’s operations, policies or practices.

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(c) Appointment of Officer. On April 1, 2010, the Registrant’s board of directors appointed Mark Haas to serve as chief operating officer for the Registrant.

Mark Haas. Mr. Haas has been the President of Haas Petroleum, LLC, an oil and natural gas operator, since its inception in 1974. He is also the President of Skyy Drilling, LLC, a full service drilling company formed in 2002, and the Managing Director of MorMeg, LLC, an E&P company. From 1970 until 1974, Mr. Haas worked at Haas Oil Company where he learned the fundamentals of Kansas oil production and geology from his father, Mr. John Haas, who was inducted into the Kansas Oil Producers Hall of Fame for his vast contributions to the state’s oil industry and is patriarch of four generations in the oil industry. Haas Oil Company was founded in 1955 by Mark Haas’ father, who continues to be active in the oil industry, consults with Mark on a regular basis.

Since its formation in 1974, Haas Petroleum has grown from being a small producer to becoming one of the top oil producers in the state of Kansas and is licensed to operate in both Kansas and Oklahoma and has recently begun operations in Texas.  Mr. Haas owns four full service drilling rigs and employs a total of 40 full-time employees among his service and producing operations. Mr. Haas serves as the operator of our Greenwood and Woodson counties Joint Development program and has consulted with EnerJex on our other operations since 2007.

(d) Appointment of Directors. On April 1, 2010, the Registrant’s remaining board members appointed Thomas Kmak, Loren Moll and Mark Haas to fill the vacancies on the board of directors for the Registrant. Messrs. Kmak, Moll and Haas’ terms will continue until the next annual stockholder’s meeting or until their respective successors are duly appointed. There are no arrangements or understandings between any of Messrs. Kmak, Moll or Haas and any other persons pursuant to which they were elected to serve on the Registrant’s board. The board of directors has determined that Messrs. Kmak and Moll will each serve on the Registrant’s audit and governance, compensation and nominating committees. There are no compensatory arrangements with Messrs. Kmak, Moll or Haas at this time.

Thomas Kmak. Since October of 2007, Mr. Kmak has been the CEO of Fiduciary Benchmarks Insights, LLC which provides benchmarking of fees and services for defined contribution plans through advisors/consultants, recordkeepers and other plan service providers. Prior to founding Fiduciary Benchmarks, Tom was CEO of JPMorgan Retirement Plan Services. Tom started that business in 1990 and when he left 18 years later it employed 1,100 people serving 200 large plan sponsors with over 1.5 million participants and over $115 billion in assets. Tom graduated Phi Beta Kappa with Bachelor of Arts degrees in economics and computational mathematics from DePauw University in Greencastle, Indiana.

Loren Moll. Since November 1996, Mr. Moll has been a partner of Caldwell & Moll, L.C., a law firm in Overland Park, Kansas.  Mr. Moll has 24 years of experience in the practice of law. His practice has focused on the representation of small businesses and entrepreneurs concerning a wide array of both everyday and complex legal issues.   In addition to practicing law, since 2003 Mr. Moll has served as a director of Petrol Oil and Gas, Inc., a publicly traded energy development company, where he has also served as President and CEO.  Prior to starting his own law firm, Mr. Moll was an associate attorney at Bryan Cave LLP and partner of Lewis, Rice and Fingersh, L.C.  Mr. Moll graduated from the University of Kansas with a Bachelor of Arts degree and a Juris Doctorate.

Mark Haas. See resume above.

Item 8.01 Other Events.

Texas Capital Credit Facility Modification

On July 3, 2008, the Registrant and its subsidiaries entered into a three-year $50 million Senior Secured Credit Facility (the “Credit Facility”) with Texas Capital Bank, N.A.  Borrowings under the Credit Facility are subject to a borrowing base limitation based on the Registrant’s current proved oil and gas reserves and are subject to semi-annual redeterminations and interim adjustments.  The initial borrowing base was set at $10.75 million and was reduced to $7.428 million in November 2008.  The Borrowing Base was most recently reviewed by Texas Capital Bank in January 2010 and it was determined that it should be reduced by $55,000 per month beginning February 2010.

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In April 2010, the Registrant negotiated a deferral of the March, April, and May 2010 payments to June, July, and August of 2010; thereby increasing the payments for June, July, and August to $110,000 each. The Credit Facility is secured by a lien on substantially all assets of the Registrant and its subsidiaries. The Credit Facility has a term of three years, and all unpaid principal and interest will be due and payable in full on July 3, 2011.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

10.1	Amendment No. 6 to Joint Exploration Agreement effective as of November 6, 2008 between MorMeg, LLC and EnerJex Resources, Inc.
10.2	Debenture Holder Amendment Letter dated April 1, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERJEX RESOURCES, INC.

	By:	/s/ Steve Cochennet
Steve Cochennet, Chief Executive Officer

Date: April 8, 2010

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